Mail Stop 4561

July 3, 2008

Thomas E. O'Hern
Chief Financial Officer
The Macerich Company
401 Wilshire Blvd, Suite 700
Santa Monica, CA 90401

      Re: The Macerich Company
                Item 4.02 Form 8-K
                Filed May 8, 2008
                File No. 001-12504

Dear Mr. O'Hern:

We have reviewed your response letter dated May 16, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We have reviewed your response to our prior comment. We note in your amended Form 10-K that you have concluded that your internal controls over financial reporting were effective as of December 31, 2007. Explain to us how you determined that there was not a material weakness in your internal controls as of December 31, 2007 despite the fact that a material error in your financial statements went undetected at that date.

If you have any questions, please call the undersigned at (202) 551-3438.

                Sincerely,

                Robert F. Telewicz Jr.
                Senior Staff Accountant